VINFAST AUTO LTD.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

December 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Angelini

Re:	VinFast Auto Ltd.

Registration Statement on Form F-3

File No. 333-291445

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby respectfully requests that the effective date of the Registration Statement referred to above be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on December 31, 2025 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Stacey Wong at +65 6437 5450 of Latham & Watkins LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Sincerely,

VinFast Auto Ltd.

By:	/s/ Le Thi Thu Thuy
	Name:	Le Thi Thu Thuy
	Title:	Chairwoman and Director

cc:	(via email)
Nguyen	Thi Lan Anh, Chief Financial Officer, VinFast Auto Ltd.
Sharon	Lau, Partner, Latham & Watkins LLP
Stacey	Wong, Partner, Latham & Watkins LLP